THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

SUBSCRIPTION AGREEMENT

SUN & SWELL INC.
40 OCEANO AVE #1
SANTA BARBARA, CA 93109

Ladies and Gentlemen:

The undersigned understands that Sun & Swell Inc., a California corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***").

_________________________ (the "***Investor***") is interested in making an investment in the Company. In connection with the foregoing, the Investor has received the Form C pursuant to which the Company is offering shares of the Company's Series Seed-1 Preferred Stock (the "***Series Seed-1 Preferred Stock***") at a purchase price of $1.70 per share to investors investing up to the first $150,001.20 of the Offering, and Series Seed-2 Preferred Stock at a purchase price of $1.80 per share to investors investing any amounts above the first $150,001.20 and up to and including $617,999.40 of the Offering.

Subject to acceptance by the Company to be indicated by execution and delivery of this Subscription Agreement (this "***Agreement***") and to the terms and conditions of the Form C, the Investor and the Company hereby represent, warrant, covenant and agree as follows:

1. Subscription. The Investor hereby agrees to subscribe for the number of shares of Series Seed-1 Preferred Stock at a price of $1.70 per share set forth on the signature page hereto, and in accordance with the terms and conditions contained herein (the "***Securities***"). The Investor understands that this subscription is subject to acceptance or rejection by the Company and shall not be binding unless and until this Agreement has been countersigned by the Company.

2. <u>Purchase Price</u>. Investor hereby agrees that the issuance of the Securities shall be in consideration for the payment of immediately available funds of an amount equal to the aggregate purchase amount for the Series Seed-1 Preferred Stock set forth on the signature page hereto.

3. <u>Representations and Warranties of Investor</u>. The Investor makes the following representations and warranties with the express intention that they be relied upon by the Company in determining the undersigned's suitability to purchase the Securities:

(a) The Investor is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Securities issued by the Company in one or more offerings made in compliance with 17 C.F.R. §§ 227.100 through 227.504 (Regulation Crowdfunding). The Investor will remain in compliance with 17 C.F.R. § 270.3a–9 for so long as the Investor holds the Securities. The Investor has not, and will not, borrow money and shall uses the proceeds from the sale of its securities solely to purchase the Securities. The Investor has issued, and will issue, only one class of securities in one or more offerings under Regulation Crowdfunding in which the Investor and the Company are deemed to be co-issuers under the Securities Act. The Investor has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, understands and acknowledges it will not receive any other compensation from the Company, and understands and acknowledges any compensation paid to any person operating the Investor is paid solely by the Company. The Investor shall maintain the same fiscal year-end as the Company and a one-to-one relationship between the number, denomination, type and rights of Securities it owns and the number, denomination, type and rights of its securities outstanding. The Investor will seek instruction from the holders of its securities with regard to: (i) the voting of the Securities it holds and votes the Securities only in accordance with such instructions; and (ii) participating in tender or exchange offers or similar transactions conducted by the Company and participates in such transactions only in accordance with such instructions. The Investor will receive, from the Company, all disclosures and other information required under Regulation Crowdfunding and the Investor will promptly provide such disclosures and other information to its investors and potential investors in the Securities and to Portal. The Investor will provide to each of its investors the right to direct the Investor to assert the rights under state and federal law that such investors would have if he or she had invested directly in the Company and provides to each such investor any information that it receives from the Company as a shareholder of record of the Company.

(b) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(c) Investor is fully aware that the Securities subscribed for hereunder have not been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "***Securities Act***") or under any state securities law. The Company is under no obligation to so register the Securities and does not contemplate doing so. Investor further understands that the Securities are being sold in reliance on one or more exemptions from registration under federal and state securities laws. Investor will make no transfer of the Securities which is in violation of the Securities Act or any state securities law or statute.

(d) Investor is able (i) to bear the economic risk of Investor's investment in the Securities; (ii) to hold Investor's Securities for an indefinite period of time; and (iii) currently, based on existing conditions, hereafter will be able to afford a complete loss of such investment. Investor understands the business in which the Company is engaged and is capable of making an informed investment decision with respect thereto.

(e)   Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities. In making Investor's decision to invest in the Securities, Investor has relied on independent investigations made by Investor and by Investor's own professional advisors. Investor and Investor's advisors have been given sufficient opportunity to obtain information and to examine this Agreement and the Form C and to ask questions of, and to receive answers from, the Company concerning the Securities, the Company, and the terms and conditions of this investment, and to obtain any additional information to verify the accuracy of any information previously furnished. All such questions have been answered to Investor's full satisfaction.

(f)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal (as defined in the Form C), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(g)   The Securities are being purchased solely for Investor's own account, as principal, for investment and not for the interest of any other entity and not with a view to, or in connection with, any resale, distribution, subdivision, or fractionalization of such Securities. Investor has no agreement or other arrangement with any person to sell, transfer, or pledge any part of the Securities subscribed for or any agreement or arrangement that would guarantee Investor any profit or against any loss with respect to such Securities, and Investor has no plans to enter into any such agreement or arrangement.

(h)   Investor understands that:

(i)   Investor must bear the economic risk of the investment for an indefinite period of time because the Securities cannot be resold unless subsequently registered under the Securities Act or unless an exemption from such registration is available, as established by an opinion of counsel satisfactory to the Company.

(ii)   Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

3

(iii)   The exemption provided by Rule 144 promulgated pursuant to the Securities Act ("**Rule 144**") will not be generally available because of the conditions and limitations of Rule 144. In the absence of the availability of Rule 144 any disposition by Investor of any portion of the Securities may require compliance with some other exemption under the Securities Act, and the Company is under no obligation and does not plan to take any action in furtherance of making Rule 144 or any exemption so available.

(iv)   The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(v)   No federal or state agency has passed upon or made any recommendations or endorsements of the investment in the Securities.

(vi)   Projections relating to the Company are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a series of future events affecting the Company and over which the Company may have limited or no control. There is no assurance that the assumptions on which any financial projections are based will be realized. In light of the foregoing, it is impossible to predict future operating results with any degree of certainty. Because of the number and range of variables and assumptions that are involved in financial projections, some of the assumptions will not materialize and actual results achieved are expected to vary, possibly materially, from those presented.

(vii)   Investor's investment in the Company involves certain risks in that, among other factors, (A) successful operation of the Company may depend on factors beyond the control of the Company; (B) the investment in the Company is a speculative investment and involves a high degree of risk of loss; (C) the Securities may not be transferred, sold or encumbered, except in accordance with the terms of a voting agreement; and, accordingly (D) it may not be possible for Investor to liquidate Investor's investment in case of imminent need of funds or any other emergency, if at all.

(viii)   The business plan for the Company continues to be developed. There is no assurance that the Company will be able to complete and implement its business plan successfully.

(ix)   No public trading market for the Securities exists, and it is currently anticipated that no such market for the Securities will ever exist.

(x)   The subscription price of the Securities was unilaterally determined by the Company and was not based on negotiation with anyone representing Investor or other potential investors or on the Company's assets, net worth, projected earnings or any other investment criteria.

(xi)   Upon execution of this Agreement and payment of the purchase price for the Securities, the Securities shall be issued to the Investor on an irrevocable basis and the Company will have no obligation to return such funds to the Investor.

(xii)   **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK.** The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(i)   If Investor is not a natural person, (A) Investor has the power and authority to execute this Agreement and each other document required to be executed and delivered by the Investor in connection with this offering (collectively the "***Transaction Documents***"), and to perform its obligation there under and consummate the transactions contemplated thereby; and (B) the person signing the Transaction Documents on behalf of Investor has been duly authorized to execute and deliver the Transaction Documents. If Investor is an individual, Investor has all requisite legal capacity to acquire and hold the Securities and to execute, deliver and comply with the terms of each of the Transaction Documents. The execution and delivery by Investor, and compliance by Investor with the Transaction Documents, does not conflict with, or constitute a default under, any instruments governing Investor, any law, regulation or order, or any agreement to which Investor is a party or by which Investor is bound. The Transaction Documents have been duly executed by Investor and constitute valid and legally binding agreements of Investor.

(j)   Investor has carefully read and understands this Agreement and the Form C previously provided by the Company to the Investor.

4.   Representations and Warranties of the Company. The Company represents and warrants as follows:

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of State of California and is duly authorized to issue the Securities and execute and deliver this Agreement and when executed and delivered, this Agreement will constitute a legal, valid, and binding obligation of the Company.

(b)   The Securities, when issued in accordance with this Agreement, shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of any liens.

5.   Additional Agreements of Investor. Investor agrees that:

(a)   Investor will not transfer or assign this Agreement or any of the Investor's interest herein.

(b)   Investor may not cancel, terminate, or revoke this Agreement, and this Agreement shall be binding upon the Investor and the Investor's permitted assigns, legal representatives, heirs, legatees, and distributees.

(c)   Investor shall indemnify, hold harmless, and defend the Company and its officers, directors, and affiliates with respect to any and all loss, damage, expense, claim, action, or liability any of them may incur as a result of the breach or untruth of any of the representations, warranties, and agreements of Investor set forth in this Agreement. If the Company or anyone acting on its behalf discovers any breach or untruth of any such representations, warranties, and agreements, the Company may, at its option, forthwith rescind the sale of any Securities to the Investor.

(d)   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of the Series Seed-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the Series Seed-1 Preferred Stock purchase price herein. If upon any such liquidation, dissolution, or winding up of the Company, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-1 Preferred Stock the full amount to which they shall be entitled pursuant to the Amended and Restated Articles of Incorporation, the holders of shares of Series Seed-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

6.   Further Agreements. To the extent Investor's subscription is accepted by the Company, the Investor agrees that the Securities may become subject to the terms of, or may be required to execute, one or more agreements with the Company (collectively, the "***Voting Agreement***"), and Investor shall execute and deliver any Voting Agreement in its capacity as a shareholder of the Company and/or any and all other documents requested by the Company to reflect that Investor and the Securities shall be subject to the terms and conditions of any Voting Agreement. If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period

7.   Tax Matters. The Investor acknowledges and agrees that the Company has not provided and will not provide any tax advice to Investor in connection with the Investor's investment in the Securities. Further, the Investor agrees that the Company shall not be responsible for any of the Investor's tax reporting obligations that may arise as a result of Investor's investment in the Securities.

8.   Costs. The Investor shall be required to bear all expenses that it has incurred in connection with the Investor's subscription of the Securities, including, but not limited to, any fees which may be payable to investment advisors, Investor representatives or any other persons consulted by the Investor in connection with the subscription of the Securities. The Investor acknowledges and agrees to the compensation payable by the Company to WeFunder Portal LLC as set forth in the Form C.

9.   Miscellaneous.

(a)   Modification. Subject to the terms hereof, neither this Agreement nor any provision hereof will be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

(b)   Assignment. The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Investor, the Company and their respective successors and assigns; provided that this Agreement will not be assignable by any party without the prior written consent of the other party.

(c)   Miscellaneous; Severability. All representations, warranties, agreements and covenants made or deemed to be made by the Investor and the Company herein will survive the execution and delivery, and acceptance, of this offer and the closing of the sale of the Securities (the "***Closing***"). This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, will be deemed to be an original and all of which together will constitute one and the same document. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement

(d)   <u>Governing Law; Venue; and Waiver of Jury Trial</u>.   This Agreement, any amendment, addendum, exhibit, supplement or other document relating hereto, and any and all disputes arising herefrom or related hereto, will be governed by and construed in accordance with the laws of the State of California governing disputes occurring, and contracts made and to be performed, wholly therein, and without reference to its principles governing the choice or conflict of laws.   The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the state and federal courts in Santa Barbara County, California with respect to any dispute related to or arising from this Agreement. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

(e)   <u>Facsimile/Electronic Subscriptions</u>.   The Company will be entitled to rely on delivery by facsimile machine or electronic means (e.g., via e-mail transmission of .pdf copy of signed agreement) of an executed copy of this Agreement, and acceptance by the Company of such copy will be legally effective to create a valid and binding agreement between the Investor and the Company in accordance with the terms hereof. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(f)   <u>Entire Agreement and Headings</u>. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.   This Agreement may be amended or modified in any respect by written instrument only.   The headings contained herein are for convenience only and will not affect the meanings or interpretation hereof.

(g)   <u>Effective Date</u>. This Agreement is intended to and will take effect on the date of the Closing, notwithstanding its actual date of execution or delivery by any of the parties.

(h)   <u>Survival</u>. The Investor's representations and warranties are true and accurate as of the date of Investor's subscription to purchase the Securities and will be true and correct as of the date that the purchase of Securities subscribed for is consummated, and each such representation and warranty shall survive such purchase. Investor agrees to notify the Company immediately if any representation or warranty contained in this Agreement becomes false, incorrect or untrue prior to Investor's purchase of the Securities, or if the any warranty or covenant of the Investor contained in this Agreement is breached or is reasonably certain to be breached in the future. Investor further agrees to provide such information and execute and deliver such documents as the Company may reasonably request to verify the accuracy of Investor's representations and warranties herein or to comply with any law or regulation to which the Company may be subject.

[REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this agreement as of _____[EFFECTIVE DATE]_____.

Number of Shares: ___[SHARES]_____

Aggregate Purchase Price: ___$[AMOUNT]_____

COMPANY:

Sun & Swell Inc.
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited